Eaton Corporation plc
Third Quarter 2015 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Nine months ended September 30	Year ended December 31
(Millions of dollars)	2015	2014	2013	2012	2011	2010
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$1,590	$1,761	$1,884	$1,251	$1,553	$1,036
Adjustments
(Income) losses of equity investees	(8)	(6)	2	(2)	(2)	(14)
Distributed income of equity investees	7	4	77	19	3	15
Interest expensed	177	250	290	165	154	162
Amortization of debt issue costs	6	9	10	74	4	4
Estimated portion of rent expense representing interest	57	81	80	66	65	57
Amortization of capitalized interest	7	14	13	12	10	10
Adjusted income from continuing operations before income taxes	$1,836	$2,113	$2,356	$1,585	$1,787	$1,270
Fixed charges
Interest expensed	$177	$250	$290	$165	$154	$162
Interest capitalized	10	13	11	23	18	8
Amortization of debt issue costs	6	9	10	74	4	4
Estimated portion of rent expense representing interest	57	81	80	66	65	57
Total fixed charges	$250	$353	$391	$328	$241	$231

Ratio of earnings to fixed charges	7.34	5.99	6.03	4.83	7.41	5.50